UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

SYMMETRICOM, INC.

(Name of Subject Company (Issuer))

PETT ACQUISITION CORP.

(Offeror)

A Wholly Owned Subsidiary of

MICROSEMI CORPORATION

(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

871543104

(CUSIP Number of Class of Securities)

David Goren, Esq.
Senior Vice President Business Affairs, Legal and Compliance
Microsemi Corporation
One Enterprise

Aliso Viejo, California 92656
(949) 380-6100
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Warren T. Lazarow, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025-7019

(650) 473-2600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$348,219,840.30	$44,850.72

(1)    Estimated for purposes of calculating the amount of the filing fee only. This calculation is based on the offer to purchase up to 48,498,585 shares of common stock, par value $0.0001 per share, of Symmetricom, Inc. (the “Company”), at a purchase price of $7.18 per share, net to the tendering stockholder in cash, without interest and subject to any required withholding of taxes. Such shares consist of (i) 42,083,865 shares of common stock of the Company that were issued and outstanding as of October 25, 2013; (ii) 6,214,720 shares of common stock of the Company potentially issuable upon conversion of outstanding in-the-money stock options as of October 25, 2013, and (iii) up to 200,000 shares of common stock of the Company which constitutes the maximum number of shares that may be issued prior to the expiration of the Offer under the 2010 Employee Stock Purchase Plan of the Company.

(2)    The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued by the Securities and Exchange Commission on August 30, 2013, by multiplying the transaction value by .00012880.

☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $44,850.72	Filing Party: Microsemi Corporation
Form of Registration No.: Schedule TO	Date Filed: October 28, 2013

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.	☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.	☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

*If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (cross-border issuer tender offer).

☐  Rule 14d-1(d) (cross-border third-party tender offer).

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on October 28, 2013 (together with any amendments and supplements thereto, the “Schedule TO”), by (i) PETT Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Microsemi Corporation, a Delaware corporation (“Parent”), and (ii) Parent. The Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Company Shares”), of Symmetricom, Inc., a Delaware corporation (the “Company”), at a purchase price of $7.18 per Company Share, net to the tendering stockholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 28, 2013 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. Capitalized terms used in this Amendment No. 1 but not defined herein shall have the respective meaning given to such terms in the Schedule TO.

The information set forth in the Offer to Purchase (as amended hereby), including Schedule I thereto, is hereby incorporated by reference in response to Items 1 through 13 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.                          Additional Information.

Section 16—“United States Antitrust Compliance.” of the Offer to Purchase is hereby amended by deleting the second paragraph of such section in its entirety and replacing it with the following paragraph:

“Under the HSR Act, the purchase of Company Shares in the Offer may not be completed until the expiration of a fifteen (15) calendar day waiting period, which begins when Parent has filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless the FTC and Antitrust Division grant early termination of such waiting period. If the fifteen (15) calendar day waiting period expires on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 p.m. the next business day. The Company must file a Premerger Notification and Report Form ten days after Parent files its Premerger Notification and Report Form. On October 28, 2013, each of Parent and the Company filed a Premerger Notification and Report Form under the HSR Act with the FTC and Antitrust Division in connection with the purchase of Company Shares in the Offer and the Merger.  The initial waiting period applicable to the purchase of Company Shares pursuant to the Offer will expire at 11:59 p.m., New York City time on November 12, 2013, unless the FTC and Antitrust Division grant early termination of the waiting period, or Parent receives a request for additional information or documentary material prior to that time. If within the fifteen (15) calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten (10) calendar days following the date of Parent’s substantial compliance with that request. Only one (1) extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order. The FTC or the Antitrust Division may terminate the additional ten (10) calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.”

Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended by adding the following paragraph after the subsection entitled “United States Antitrust Compliance”:

“Legal Proceedings.  On October 29, 2013 the Company, members of the Company Board, Purchaser, and Parent were named as defendants in an alleged class action lawsuit brought by a purported Company stockholder challenging the proposed transaction, which was filed in the Superior Court of the State of California, County of Santa Clara, and captioned  Barron Young v. Symmetricom, Inc. et al., Case Number 3CV255292 (which we refer to as the “Young Action”).  The Young Action purports to be brought individually and as a class action on behalf of the Company’s stockholders and generally alleges that, among other things, (i) each member of the Company Board breached his or her fiduciary duties in connection with the transactions contemplated by the Merger Agreement, (ii) Purchaser and Parent allegedly aided and abetted those breaches, and (iii) the proposed compensation payable to plaintiff and the class in the Transaction  is unfair and inadequate. The Young Action seeks, among other relief, to enjoin the defendants from consummating the transactions contemplated by the Merger Agreement, rescission to the extent such transactions are consummated and attorneys’ fees and costs.

Parent believes that the claims asserted in the lawsuit are without merit and intends to defend its position. However, a negative outcome in this lawsuit could have a material adverse effect on the Parent if it results in preliminary or permanent injunctive relief or rescission of the Merger Agreement. In addition, although Parent and Purchaser have directors and officers liability insurance, Parent anticipates that it will incur significant expense within its self-insured retention under that insurance.  Parent is not currently able to predict the outcome of this lawsuit with any certainty. Additional lawsuits arising out of or relating to the Merger Agreement or the Transaction may be filed in the future. If additional similar complaints are filed, absent new or different allegations that are material, the Parent will not necessarily announce such additional filings.”

Item 12.                          Exhibits

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit:

Exhibit	Exhibit Name
(a)(5)(E)	Complaint filed by Barron Young on behalf of himself and all others similarly situated, on October 29, 2013, in the Superior Court of the State of California, County of Santa Clara.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2013	PETT Acquisition Corp.

	By:	/s/ JOHN W. HOHENER
	Name:	John W. Hohener
	Title:	Chief Financial Officer and Secretary

Date: November 1, 2013	Microsemi Corporation

	By:	/s/ JOHN W. HOHENER
	Name:	John W. Hohener
	Title:	Executive Vice President,
Chief Financial Officer, Secretary and Treasurer

EXHIBIT INDEX

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated October 28, 2013.+

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).+

(a)(1)(C)	Notice of Guaranteed Delivery.+

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.+

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.+

(a)(5)(A)	Press Release issued by Microsemi Corporation on October 21, 2013 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Microsemi on October 21, 2013).+

(a)(5)(B)	Summary Newspaper Advertisement as published in The New York Times on October 28, 2013.+

(a)(5)(C)	Transcript of Investor Conference held by Microsemi Corporation on October 21, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Microsemi on October 22, 2013).+

(a)(5)(D)

Commitment Letter, dated October 21, 2013, between Microsemi Corporation and Morgan Stanley Senior Funding, Inc. (incorporated by reference to Exhibit 10.1 to the Schedule TO-C filed by Microsemi on October 25, 2013).+

(a)(5)(E)	Complaint filed by Barron Young on behalf of himself and all others similarly situated, on October 29, 2013, in the Superior Court of the State of California, County of Santa Clara.

(b)(1)

Commitment Letter, dated October 21, 2013, between Microsemi Corporation and Morgan Stanley Senior Funding, Inc. (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K/A filed by Microsemi Corporation on October 25, 2013).+

(d)(1)

Agreement and Plan of Merger, by and among Microsemi Corporation, PETT Acquisition Corp. and Symmetricom. Inc., dated October 21, 2013 (incorporated by reference to Exhibit 2.1 of Symmetricom, Inc.’s Current Report on Form 8-K (File No. 0-02287) filed October 22, 2013).*+

(d)(2)	Confidentiality Agreement between Microsemi Corporation and Symmetricom, Inc., dated October 4, 2013.+

(g)	Not applicable.

(h)	Not applicable.

*Certain schedules have been omitted and Microsemi Corporation agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedules upon request.

+ Previously filed.